SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2005

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1st, 2005

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Director Finance & Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1:   Press Release dated April 1st., 2005.  GRUPO TMM COMPLETES FIRST STEP OF STRATEGIC PROGRAM FOR ENHANCING AND ACCELERATING VALUE FOR 2005

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Brad Skinner	Kristine Walczak
Investor Relations	General investors, analysts and media
011-525-55-629-8725 or 203-247-2420	312-726-3600
(brad.skinner@tmm.com.mx)	kwalczak@dresnerco.com

Proa/StructurA
Marco Provencio
Media Relations
011-525-55-629-8708 and 011-525-55-442-4948
mp@proa.structura.com.mx

GRUPO TMM COMPLETES FIRST STEP OF STRATEGIC PROGRAM FOR
ENHANCING AND ACCELERATING VALUE FOR 2005

Mexico City, April 1 2005 – Grupo TMM, S.A. (BMV: TMM A and NYSE: TMM) today announced it has closed the sale of its interest in Grupo TFM (TFM) to Kansas City Southern (KCS). As of today, the sale of TFM to KCS is worth approximately $600 million to TMM, which includes $200 million in cash, $47 million in a five percent promissory note that will be paid to TMM in June 2007, 18 million shares of KCS common stock now valued at over $355 million, and an additional $110 million in cash and stock will be paid by KCS upon completion of a settlement involving the VAT and Put lawsuits.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM's web site address is www.grupotmm.com.